March 10, 2017
To whom it may concern:
Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma Representative Director, President and Chief Executive Officer
(Code No. 6479, TSE Div. No. 1)
Contact:	Takayuki Ishikawa General Manager Corporate Communications Office
Phone:	+81-(0)3-6758-6703

MinebeaMitsumi’s New LED Lighting “SALIOT CUBE” Won an iF DESIGN AWARD 2017

MINEBEA MITSUMI Inc. (MinebeaMitsumi) was a winner of this year’s iF DESIGN AWARD, a world-renowned design prize. The winning product is SALIOT CUBE, the cube design type of MinebeaMitsumi’s new LED lighting SALIOT (Smart Adjustable Light for the Internet of Things). Last year, SALIOT CUBE received the “2016 Good Design Award” and this makes SALIOT CUBE to have two design awards in the world.

At iF DESIGN AWARD, SALIOT CUBE won an award in the discipline Product, in the lighting category, with its functionality and design of a simple cube form and capability of remote operations including lighting direction (both vertical and horizontal), brightness and the light distribution angle through a smartphone application.

SALIOT CUBE has a globally-recognized innovative design and intended to be used at state-of-the-art galleries and museums as well as a place where continuously pursue new values such as department stores, design-shops, various showrooms, conference venues, wedding ceremony facilities, hotels, photo/movie studios and restaurants.

MinebeaMitsumi is working on R&D thinking that wireless or wired connectivity, sensors and the IoT are the keywords of the parts industry. In particular, we think that lighting is a product that can occupy an important position connecting devices in daily life in the arriving IoT society. In the future, MinebeaMitsumi will continue to take on the challenge of adding new value to lighting so that participants in the lighting industry can deliver products that will be useful to the lives of end users.

＜SALIOT CUBE＞
MinebeaMitsumi applied the light guiding panel technology and resin molding technology it cultivated in LED back lights to develop the SALIOT LED lighting, the first in the industry* to allow automatic variation of the light distribution angle. Mass production and sales started from July 2015. By using motors to control the distance between the LED and the lens, SALIOT made it possible to adjust the light radiation area and distribution angle from 10 to 30 degrees. In addition, through the application of wireless technology in the development of our original software, this product allows users to easily control the vertical and horizontal orientation of lighting, the light distribution angle, and brightness with a smartphone or tablet.

Since starting sales, MinebeaMitsumi has expanded the product lineup to cope with more applications, including 47/25W LED Bluetooth Track Light and 5/7 inch Bluetooth Adjustable Down Light. The external appearance of SALIOT CUBE has been brought together in a minimal cubic style, simple and robust, and able to harmonize with the installation space.
* Based on MinebeaMitsumi’s research as of July 2015

About the iF DESIGN AWARD
Since over 60 years, the iF DESIGN AWARD has been recognized as an arbiter of quality for exceptional design. Each year, Germany’s oldest independent design organization, Hannover-based iF International Forum Design GmbH, organizes the iF DESIGN AWARD. The iF label is renowned worldwide for outstanding design services, and the iF DESIGN AWARD is one of the most important design prizes in the world. Submissions are awarded in the following disciplines: Product, Packaging, Communication and Service Design, Architecture and Interior Architecture as well as Professional Concepts. The competition was intense: over 5,500 entries were submitted from 59 countries in hopes of receiving the seal of quality, and our product won over the 58-member jury, made up of independent experts from all over the world.

< Related information >

Press release:
October 11, 2016
Minebea’s new LED lighting fixture “SALIOT CUBE” receives the “2016 Good Design Award”
http://www.minebeamitsumi.com/english/news/press/2016/1192024_7980.html

July 15, 2015
Minebea to Start Mass Production and Sales of New LED Lighting (Smart Adjustable Light for IoT (SALIOT))
http://www.minebeamitsumi.com/english/news/press/2015/1189602_7564.html

Information:
April 27, 2016
Minebea won an Innovation Award at LIGHTFAIR International 2016 for New LED Lighting “SALIOT”
http://www.minebeamitsumi.com/english/news/info/1191177_6016.html

SALIOT website:
http://www.saliot.com/

Technology column:
New LED lighting “SALIOT”
http://www.minebeamitsumi.com/english/technology/column/saliot/index.html

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■Sales inquiries:
SALIOT Contact Information
Phone: +81-(0)3-6758-6293  Mail: saliot@minebeamitsumi.com

■Media inquiries:
Corporate Communications Office
Phone: +81-(0)3-6758-6703  Fax: +81-(0)3-6758-6718